Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, "NORTH LOBBY" Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel: +91 40 6141 6000

Independent Auditor’s Report on the Quarterly and Year to Date Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Dr. Reddy’s Laboratories Limited

Report on the audit of the Consolidated Financial Results

Opinion

We have audited the accompanying Statement of Audited Consolidated Financial Results for the quarter and year ended 31 March 2024 (“Statement”) of Dr. Reddy’s Laboratories Limited (“Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associate and joint ventures for the quarter and year ended March 31, 2024, attached herewith, being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”) .

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of the other auditors on separate audited financial statements of the subsidiary referred to in the Other Matters paragraph below, the Statement:

(i) includes the results of the following entities:

Holding Company:

1.	Dr. Reddy’s Laboratories Limited

Subsidiaries

1.	Aurigene Oncology limited
2.	Cheminor Investments Limited
3.	Dr. Reddy’s Bio-Sciences Limited
4.	Dr. Reddy’s Formulations Limited
5.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
6.	Dr. Reddy's Laboratories SA
7.	Idea2Enterprises (India) Private Limited
8.	Imperial Owners and Land Possessions Private Limited (Formerly Imperial Credit Private Limited)
9.	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
10.	Svaas Wellness Limited
11.	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
12.	Aurigene Pharmaceutical Services Limited
13.	beta Institut gemeinnützige GmbH
14.	betapharm Arzneimittel GmbH
15.	Chirotech Technology Limited
16.	DRL Impex Limited
17.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
18.	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
19.	Dr. Reddy’s Laboratories Canada, Inc.
20.	Dr. Reddy's Laboratories Chile SPA.
21.	Dr. Reddy’s Laboratories (EU) Limited
22.	Dr. Reddy’s Laboratories Inc.
23.	Dr. Reddy's Laboratories Japan KK
24.	Dr. Reddy’s Laboratories Kazakhstan LLP
25.	Dr. Reddy’s Laboratories LLC, Ukraine
26.	Dr. Reddy's Laboratories Louisiana LLC
27.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP

Chartered Accountants

28.	Dr. Reddy’s Laboratories New York, LLC
29.	Dr. Reddy's Laboratories Philippines Inc.
30.	Dr. Reddy’s Laboratories (Proprietary) Limited
31.	Dr. Reddy's Laboratories Romania S.R.L.
32.	Dr. Reddy's Laboratories SAS
33.	Dr. Reddy's Laboratories Taiwan Limited
34.	Dr. Reddy's Laboratories (Thailand) Limited
35.	Dr. Reddy’s Laboratories (UK) Limited
36.	Dr. Reddy’s New Zealand Limited
37.	Dr. Reddy's Research and Development B.V.
38.	Dr. Reddy’s Srl
39.	Dr. Reddy's Venezuela, C.A.
40.	Dr. Reddy’s Laboratories LLC, Russia
41.	Lacock Holdings Limited
42.	Promius Pharma LLC
43.	Reddy Holding GmbH
44.	Reddy Netherlands B.V.
45.	Reddy Pharma Iberia SAU
46.	Reddy Pharma Italia S.R.L
47.	Reddy Pharma SAS
48.	Nimbus Health GmbH
49.	Dr. Reddy’s Laboratories Jamaica Limited (effective from September 25, 2023)
50.	Dr. Reddy’s Nutraceuticals Limited (effective from March 14, 2024)

Associate

1.	O2 Renewable Energy IX Private Limited (effective from November 10, 2023)

Joint ventures

1.	DRES Energy Private Limited
2.	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities

1.	Cheminor Employees Welfare Trust
2.	Dr. Reddy’s Research Foundation

i.	are presented in accordance with the requirements of the Listing Regulations in this regard; and

ii.	gives a true and fair view in conformity with the applicable accounting standards, and other accounting principles generally accepted in India, of the consolidated net profit and other comprehensive loss and other financial information of the Group, its associate and joint ventures for the quarter and year ended March 31, 2024.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs), as specified under Section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Results” section of our report. We are independent of the Group, its associate and joint ventures in accordance with the ‘Code of Ethics’ issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us and other auditors in terms of their reports referred to in “Other Matter” paragraph below, is sufficient and appropriate to provide a basis for our opinion.

S.R. Batliboi & Associates LLP

Chartered Accountants

Management’s Responsibilities for the Consolidated Financial Results

The Statement has been prepared on the basis of the consolidated annual financial statements. The Holding Company’s Board of Directors are responsible for the preparation and presentation of the Statement that give a true and fair view of the net profit and other comprehensive loss and other financial information of the Group including its associate and joint ventures in accordance with the applicable accounting standards prescribed under section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Board of Directors of the companies included in the Group and of its associate and joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of their respective companies and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Statement by the Directors of the Holding Company, as aforesaid.

In preparing the Statement, the respective Board of Directors of the companies included in the Group and of its associate and joint ventures are responsible for assessing the ability of their respective companies to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the companies or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and of its associate and joint ventures are also responsible for overseeing the financial reporting process of their respective companies.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its associate and joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its associate and joint ventures to cease to continue as a going concern.

S.R. Batliboi & Associates LLP

Chartered Accountants

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the entities within the Group of which we are the independent auditors and whose financial information we have audited, to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of the financial information of such entities included in the Statement of which we are the independent auditors. For the other entities included in the Statement, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

We communicate with those charged with governance of the Holding Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

We also performed procedures in accordance with the Master Circular issued by the Securities Exchange Board of India under Regulation 33 (8) of the Listing Regulations, to the extent applicable.

Other Matters

1.	The accompanying Statement includes the audited financial statements and other financial information, in respect of one subsidiary, whose financial statements include total assets of Rs 13,142 million as at March 31, 2024, total revenues of Rs 4,700 million and Rs 21,391 million total net profit after tax of Rs. 100 million and Rs. 1,079 million, total comprehensive income of Rs. 100 million and Rs. 1,079 million, for the quarter and year ended on that date respectively, and net cash inflows of Rs. 554 million for the year ended March 31, 2024, as considered in the Statement which have been audited by their auditors. The auditor’s report on the financial statements and other financial information of this entity has been furnished to us by the Management and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of this subsidiary is based solely on such audited financial statements and other financial information.

2.	The accompanying Statement includes the unaudited financial results and other unaudited financial information, in respect of one associate and two joint ventures, whose financial results include the Group’s share of net profit of Rs. 147 million and Rs. 147 million and Group’s share of total comprehensive income of Rs. 147 million and Rs. 147 million for the quarter and year ended March 31, 2024 respectively, as considered in the Statement whose financial results have not been audited by their respective auditors. These unaudited financial results and other unaudited financial information have been approved and furnished to us by the Management and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of this associate and joint venture, is based solely on such unaudited financial results and other unaudited financial information. In our opinion and according to the information and explanations given to us by the Management, these financial results are not material to the Group.

Our opinion on the Statement is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial results/financial information certified by the Management.

S.R. Batliboi & Associates LLP

Chartered Accountants

3.	The Statement includes the results for the quarter ended March 31, 2024 being the balancing figures between the audited figures in respect of the full financial year ended March 31, 2024 and the published unaudited year-to-date figures up to the end of the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership No.: 213271

UDIN: 24213271BKELCI9910

Place: Hyderabad
Date: May 07, 2024

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2024

All amounts in Indian Rupees millions

		Quarter ended			Year ended
		31.03.2024	31.12.2023	31.03.2023	31.03.2024	31.03.2023
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

1	Revenue from operations
	a) Sales	68,258	69,647	58,430	271,396	234,595
	b) License fees and service income	2,572	2,501	4,539	7,768	11,284
	c) Other operating income	308	220	183	947	818

	Total revenue from operations	71,138	72,368	63,152	280,111	246,697

2	Other income	1,975	2,162	1,385	8,943	10,555

3	Total income (1 + 2)	73,113	74,530	64,537	289,054	257,252

4	Expenses
	a) Cost of materials consumed	10,962	11,412	10,728	44,901	42,198
	b) Purchase of stock-in-trade	11,759	12,083	7,667	43,991	33,670
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,800)	(1,735)	586	(6,805)	709
	d) Employee benefits expense	12,836	12,764	12,760	50,301	46,466
	e) Depreciation and amortisation expense	3,677	3,735	3,155	14,700	12,502
	f) Impairment of non-current assets, net	(173)	110	540	3	699
	g) Finance costs	593	394	354	1,711	1,428
	h) Other expenses	19,242	17,503	15,532	68,389	59,465
	Total expenses	57,096	56,266	51,322	217,191	197,137
5	Profit before tax and before share of equity accounted investees(3 - 4)	16,017	18,264	13,215	71,863	60,115

6	Share of profit of equity accounted investees, net of tax	35	27	76	147	370

7	Profit before tax (5+6)	16,052	18,291	13,291	72,010	60,485

8	Tax expense/(benefit):
	a) Current tax	2,823	3,538	4,279	19,459	8,144
	b) Deferred tax	131	944	(589)	(3,228)	7,268

9	Net profit after taxes and share of profit of associates (7 - 8)	13,098	13,809	9,601	55,779	45,073

10	Other comprehensive income/(loss)
	a) (i) Items that will not be reclassified subsequently to profit or loss	(44)	132	83	(28)	(660)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	4	-	(12)	4	(43)
	b) (i) Items that will be reclassified subsequently to profit or loss	(565)	782	1,196	(749)	276
	(ii) Income tax relating to items that will be reclassified to profit or loss	48	78	(342)	117	306
	Total other comprehensive income/(loss)	(557)	992	925	(656)	(121)

11	Total comprehensive income (9 + 10)	12,541	14,801	10,526	55,123	44,952

12	Paid-up equity share capital (face value Rs. 5/- each)	834	834	833	834	833

13	Other equity				281,714	232,028

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	78.66	82.94	57.79	335.22	271.47
	Diluted	78.53	82.81	57.68	334.59	270.90
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2024	31.12.2023	31.03.2023	31.03.2024	31.03.2023
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	11,725	10,580	10,398	41,295	37,195
	b) Global Generics	61,289	63,124	54,297	245,673	213,953
	c) Others	1,431	1,215	931	3,922	3,126
	Total	74,445	74,919	65,626	290,890	254,274

	Less: Inter-segment revenue	3,307	2,551	2,474	10,779	7,577
	Total revenue from operations	71,138	72,368	63,152	280,111	246,697

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,349	2,307	1,970	6,929	4,733
	b) Global Generics	37,937	39,077	33,498	154,272	132,719
	c) Others	1,202	823	535	2,423	1,909
	Total	41,488	42,207	36,003	163,624	139,361

	Less: Selling and other un-allocable expenditure/(income), net	25,436	23,916	22,712	91,614	78,876
	Total profit before tax	16,052	18,291	13,291	72,010	60,485

Global Generics includes operations of Biologics business. Inter-segment revenue represents sales from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of audited consolidated financial results of Dr. Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with Indian Accounting Standards ("Ind AS") prescribed under section 133 of Companies Act,2013 ("the Act") read with relevant rules issues thereunder, other accounting principles generally accepted in India and guidelines issues by the Securities and Exchange Board of India ("SEBI") were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 7 May 2024. The Statutory Auditors have issued an unqualified report thereon.

2	License fee and service income for the year ended 31 March 2023 includes:

a. Rs. 2,640 million from sale of certain non-core dermatology brands to Eris Lifesciences Limited for the quarter ended 31 March 2023;

b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited;

c. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited. The amounts recognised above are adjusted for expected sales returns. These transactions pertain to Company’s Global Generics segment.

3	“Other income” for the year ended 31 March 2024 includes :

a. Rs.540 million recognised in April 2023, pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).This transaction pertains to the Company's Global Generics segment.

b. Rs.984 million recognised pursuant to settlement of product related litigation by the Company and its affiliates in the United Kingdom. This transaction pertains to the Company's Global Generics segment.

4	“Other income” for the year ended 31 March 2023 includes an amount of Rs.5,638 million (U.S.$71.39 discounted to present value), recognised in June 2022 towards the settlement of an ongoing litigation relating to launch of a product with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc.

5	During the quarter and year ended 31 March 2024, an amount of Rs. 810 million and Rs. 4,232 million respectively, and during the quarter and year ended 31 March 2023, an amount of Rs.305 million and Rs.3,111 million, respectively, representing government grants has been accounted for as a reduction from cost of materials consumed.

6	"Impairment of non-current assets, net" for the year ended 31 March 2024 primarily includes:

a. Reversal of impairment loss of Rs. 226 million in March 2024, with respect to saxagliptin/metformin (generic version of Kombiglyze® - XR) and enalaprilat (generic version of Vasotec®) pursuant to launch of these two products during the year.

The company re-assessed the recoverable amount pursuant to favorable market conditions and change in circumstances that led to initial impairment during year ended 31 March 2021 by revisiting the market volumes, share and price assumptions of these two products and accordingly capitalized under Product related intangibles with corresponding reversal of impairment loss of Rs. 191 million and Rs. 35 million respectively. This impairment loss pertains to the Company’s Global Generics segment

b. Consequent to adverse market conditions with respect to certain products related intangibles and software platforms, the Company assessed the recoverable amount of certain products and recognized impairment loss of Rs. 86 million and Rs. 99 million pertaining to products and software platforms forming part of the Company’s Global Generics and Others segment, respectively.

DR. REDDY'S LABORATORIES LIMITED

7	Consolidated Balance Sheet

All amounts in Indian Rupees millions
	As at	As at
	31.03.2024	31.03.2023
Particulars	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	62,487	56,542
Capital work-in-progress	13,510	9,752
Goodwill	5,501	5,474
Other intangible assets	36,268	30,175
Intangible assets under development	683	549
Investment in equity accounted investees	4,196	4,702
Financial assets
Investments	1,059	660
Other financial assets	1,212	727
Deferred tax assets, net	10,578	7,052
Tax assets, net	3,718	2,687
Other non-current assets	1,373	276
Total non-current assets	140,585	118,596
Current assets
Inventories	63,552	48,670
Financial assets
Investments	44,050	44,496
Trade receivables	80,298	72,485
Derivative financial instruments	169	1,232
Cash and cash equivalents	7,107	5,779
Other bank balances	10,170	11,523
Other financial assets	22,527	4,950
Other current assets	20,180	15,120
Total current assets	248,053	204,255
TOTAL ASSETS	388,638	322,851

EQUITY AND LIABILITIES
Equity
Equity share capital	834	833
Other equity	281,714	232,028
Total equity	282,548	232,861

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	3,800	-
Lease liabilities	2,190	1,278
Provisions	239	199
Deferred tax liabilities, net	841	760
Other non-current liabilities	3,140	2,032
Total non-current liabilities	10,210	4,269
Current liabilities
Financial liabilities
Borrowings	12,723	11,190
Lease liabilities	1,307	1,004
Trade payables	-	-
Total outstanding dues of micro enterprises and small enterprises	282	83
Total outstanding dues of creditors other than micro enterprises and small enterprises	25,862	22,601
Derivative financial instruments	468	137
Other financial liabilities	34,540	29,175
Liabilities for current tax, net	2,341	2,143
Provisions	6,920	6,525
Other current liabilities	11,437	12,863
Total current liabilities	95,880	85,721
TOTAL EQUITY AND LIABILITIES	388,638	322,851

DR. REDDY'S LABORATORIES LIMITED

8	Consolidated statement of cashflows

All amounts in Indian Rupees millions
	Year ended	Year ended
	31.03.2024	31.03.2023
Particulars	(Audited)	(Audited)
Cash flows from/(used in) operating activities :
Profit before tax	72,010	60,485
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(3,149)	(876)
Depreciation and amortisation expense	14,700	12,502
Impairment of non-current assets	3	699
Allowance for credit losses (on trade receivables and other advances)	275	205
(Profit)/Loss on sale or de-recognition of non-current assets, net	(900)	208
Share of profit of equity accounted investees	(147)	(370)
Unrealized exchange (gain)/loss, net	(533)	(925)
Interest income	(2,278)	(1,180)
Finance costs	1,711	1,428
Equity settled share-based payment expense	407	397
Inventories write-down	3,563	4,869
Dividend income	- *	- *
Changes in operating assets and liabilities:
Trade receivables	(8,054)	(5,752)
Inventories	(18,445)	(2,654)
Trade payables	3,460	23
Other assets and other liabilities, net	2,857	528
Cash generated from operations	65,480	69,587
Income tax paid, net	(20,047)	(10,714)
Net cash from operating activities	45,433	58,873
Cash flows from/(used in) investing activities :
Purchase of property, plant and equipment	(16,403)	(11,323)
Proceeds from sale of property, plant and equipment	1,064	82
Purchase of other intangible assets	(11,032)	(7,541)
Proceeds from sale of other intangible assets	21	-
Investment in associates	(12)	-
Purchase of investments (including bank deposits)	(145,488)	(136,171)
Proceeds from sale of investments (including bank deposits)	129,784	112,805
Dividend received from equity accounted investees	445	-
Interest and dividend received	1,338	777
Net cash used in investing activities	(40,283)	(41,371)
Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	805	157
Proceeds from sale of treasury shares	-	211
Proceeds from/(Repayment of) from short-term loans and borrowings, net	5,493	(19,382)
Repayment of long-term loans and borrowings	(3,800)	-
Proceeds from long term borrowings	3,800	-
Payment of principal portion of lease liabilities	(1,147)	(1,015)
Dividend paid	(6,648)	(4,979)
Interest paid	(2,266)	(1,853)
Net cash used in financing activities	(3,763)	(26,861)

Net increase/(decrease) in cash and cash equivalents	1,387	(9,359)
Effect of exchange rate changes on cash and cash equivalents	(59)	286
Cash and cash equivalents at the beginning of the year	5,779	14,852
Cash and cash equivalents at the end of the year	7,107	5,779

*Rounded	off to million.
**FVTPL	(fair value through profit or loss)

DR. REDDY'S LABORATORIES LIMITED

9	During the quarter ended 31 March 2023, Company considered a total impairment of Rs. 540 million towards:

a. The Company assessed performance of business acquired from Nimbus Health GmbH against the initial estimates and performance of the products. Basis the assessment, the Company has recorded an impairment charge of the carrying values amounting to Rs. 375 million (Goodwill- Rs. 272 million and Other intangibles- Rs. 103 million). The said impairment charge pertains to the Company’s Global Generics segment.

b. Consequent to adverse market conditions with respect to certain of the Company’s products related intangibles forming part of the Company’s Global Generics and Pharmaceutical Services and Active Ingredients segments, the Company assessed the recoverable amount of these products and recognised an amount of Rs. 165 million as impairment charge.

10	Included in “Other expenses” for the year ended 31 March 2023, is an amount of Rs. 991 million representing the Loss on sale of Assets recognised in December 2022, pursuant to agreement with Delpharm Development Leiden B.V (Delpharm) for transfer of its certain assets, liabilities and employees at its site at Leiden, Netherlands.This transaction pertains to Company’s Global Generics segment.

11	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

During the previous years, the Company made presentations to the SEC and the DOJ in relation to the investigation in the aforementioned countries, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company. The Company continues to respond to the requests made by the SEC and the DOJ and is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

12	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

13	The Board of Directors, at their meeting held on 7 May 2024, have recommended a final dividend of Rs.40 per share subject to approval of shareholders.

14	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 7 May 2024	Co-Chairman & Managing Director